# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Presidio Property Trust, Inc., CIK 0001080657
CUSIP: 74102L501
Title of class of securities: Series A Common Stock
Address of issuer's principal executive offices: 4995 Murphy Canyon Road, Suite 300, San Diego, California (CA), 92123
Date of event which requires filing of this statement: 10/02/2026
Amends the filing with accession number 0001493152-24-008748
Filed by CIK 0001764243
Persons authorized to receive notices and communications: Edwin Bentzen, 4995 Murphy Canyon Road,, Suite 300, San Diego, California (CA), 92123, 760-471-8536

## Reporting persons
- Gary M. Katz (CIK 0001764243): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 99,461; shared voting power 0; sole dispositive power 99,461; shared dispositive power 0; aggregate amount beneficially owned 99,461 (4.38% of the class)
  Comment: 1. The sole voting power and aggregate amount in row 11consists of (i) 83,565 shares of Series A Common Stock, par value $0.01 per share, of the Issuer (the "Shares"), and (ii) 15,896 Shares issuable upon the exercise of Series A Common Stock Purchase Warrants (the "Warrants").
  
  2. The percentage in row 13 is based upon 2,272,927 Shares outstanding as of October 7, 2026, and 15,896 Shares issuable upon exercise of the Warrants.

## Item 1. Security and Issuer
Title of class of securities: Series A Common Stock
Name of issuer: Presidio Property Trust, Inc.
Address of issuer's principal executive offices: 4995 Murphy Canyon Road, Suite 300, San Diego, California (CA), 92123
Comment: This Amendment No. 1 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person on March 4, 2024. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 2, 2026, Gary M. Katz, the reporting person, disposed of 265 shares of Series D Preferred Stock in exchange for 1,458 shares of common stock in an issuer exchange offer. There was no consideration used in making the disposition of the Series D Preferred Stock or in making the acquisition of the common stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information in Items 7-11 and Item 13 of the cover page of this Schedule 13D, including the accompanying footnotes, is hereby incorporated by reference to this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Items 7-11 and Item 13 of the cover page of this Schedule 13D, including the accompanying footnotes, is hereby incorporated by reference to this Item 5.
Transactions in the class effected during the past sixty days: Except for the transaction which is the subject of this Schedule 13D, there were no other transactions affected in the last 60 days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: The Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: October 2, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Gary M. Katz: /s/ Gary M. Katz, Gary M. Katz (10/07/2026)